SPP CPM

82-353

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

P.O. Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6617
Facsimile: 61 7 3237 6717
Email: hgunn@sppcpm.com

Chairman Mr Campbell Anderson

02069022

2 December, 2002

SUPPL

SEC MAIL RECEIVED DEC 2002 WASH. D.C. 180 SECTION

Securities and Exchange Commission
500 North Capital Street
NW
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir

For your information, please find attached the following documents lodged with the Australian Stock Exchange:

- *Stuart Project Update* Report No 29 dated 19 November, 2002
- Company Announcement *SPP Raises A$10.2 Million* dated 28 November, 2002
- Appendix 3B *New Issue Announcement* and accompanying announcement dated 28 November, 2002
- *Stuart Project Update* Report No 30 dated 29 November, 2002
- Appendices 3B *New Issue Announcements* and accompanying announcement dated 29 November, 2002

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Yours faithfully
SOUTHERN PACIFIC PETROLEUM NL

Heather Gunn
Executive Assistant

1/13

Encls

SPP CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

STUART PROJECT UPDATE
Report No. 29 – 19 November 2002

This Update summarises recent activities of Southern Pacific Petroleum NL (SPP) and performance of the Stuart Oil Shale Project since the release of the September Quarterly Report on 28 October 2002. It also discloses additional analysis of Stage 1 production performance.

1. SPP DIRECTORS CONTRIBUTE A$850,000 TO RIGHTS OFFERING

On 14 October 2002, SPP announced a non-renounceable rights issue to raise necessary new capital for the Stuart Project. The funds raised from the issue will be applied, in respect of the first A$10 million, to working capital, while the balance will be utilised for capacity and reliability enhancements at the Stage 1 demonstration plant, and to finance further development work for the proposed Stage 2 commercial module.

Directors of SPP have taken up rights for around 2.4 million shares at an aggregate cost of A$850,000.

2. STUART OIL PRODUCTION SET TO RESUME

Oil production operations are set to resume at the Stuart Stage 1 Demonstration Plant after a seven-week shutdown to carry out plant maintenance and to implement a number of plant reliability improvements. This shutdown length is an increase of two weeks from the initial estimate.

As of 19 November, the plant is in the final stages of equipment commissioning after the shutdown. The resumption of shale processing operations is targeted for the end of this week.

Maintenance Program Successful

The September/October shutdown was required to clear a blockage that developed in the hydrocarbon vapour scrubber during a plant start-up operation on 29 September. An abnormal amount of shale particulates had discharged from the ATP into the hydrocarbon vapour tube, overloading the cyclone scrubbers and the downstream hydrocarbon scrubber. These scrubbers remove fine shale particulates from the hydrocarbon vapour produced in the ATP prior to further processing into saleable oil products.

The maintenance work to clear the blockage was successful. Although it was a time consuming process, no major equipment repairs were required as a result of the blockage. Shale particulate and some heavy oil residues were removed from the hydrocarbon vapour scrubber and oil fractionator vessels and connecting flowlines. Some small diameter flowlines were also replaced.

Operating procedures and plant modifications have been made during this shutdown to prevent a recurrence of the events that led to this shutdown.
The opportunity was also taken to carry out vessel inspections and planned maintenance that had originally been scheduled for the fourth quarter of 2002. This will defer the requirement for the next planned shutdown until later in January 2003.

These vessel inspections indicated the need for repairs and replacement of corroded distillation trays in the fractionator vessel and one tube bundle in a heat exchanger. The metallurgy of the replacement equipment has been improved to reflect what we have learned. This practical experience is adding to the extensive base of know-how gained in the Stage 1 plant.

New Plant Reliability Improvements Implemented

A number of equipment reliability improvements were also advanced into this shutdown aimed at increasing plant availability and production run length. This had some impact on extending the shutdown to seven weeks.

New "pushers" were installed in the cooling zone of the ATP to facilitate the flow of processed shale through the ATP. These pushers have been designed to prevent overfilling of the ATP, particularly during start-ups and shutdowns, and minimise the potential for fine shale particulates to carry over into the hydrocarbon vapour scrubber as occurred on 29 September.

The screw conveyor system that removes fine shale particulates from the hydrocarbon vapour cyclones and injects these into the combustion zone of the ATP has also been completely redesigned and replaced. The screw conveyor system is a critical piece of plant equipment that has caused significant plant downtime in the past. The new design is more robust and is capable of handling variable loads that can exist in start-ups of the ATP and during on-line cleaning of the cyclones.

3. NEXT PRODUCTION RUN TARGETS HIGHER OIL PRODUCTION RATE

This next production run has been planned to achieve higher sustained oil production rates of 2,600-3,000 barrels per day while maintaining low odour emissions. Higher shale processing rates and improved oil yield will be targeted to achieve this result.

This target compares to the average oil production rate achieved to-date in 2002 of around 2,200 barrels per day, based on total oil produced of 289,000 barrels over 131.5 days on-line. This average production rate reflects:

- Self-imposed restrictions on peak rates to minimise odour emissions from the rotary shale dryer (which is to be replaced with a fluidised bed dryer in 2003);
- Plant slowdowns in the first half of the year due to delays in securing a naphtha market and tankage limitations;
- Impacts of ramp-up and ramp-down periods around shutdowns; and
- Lower ore grade trials carried out in August.

In September 2002, during a three-day period when favourable meteorological conditions enabled the shale dryer to be operated at higher rates, the plant achieved shale processing rates of 200-210 tonnes per hour (80-84% capacity), yielding oil production of around 2,800-3,000 barrels per day.

Shale Crushing Circuit Upgraded

A number of relatively simple but significant improvements have been completed in the shale crushing circuit in recent months to facilitate higher sustained rates and better shale size distribution.

The original two-stage design of the crushing circuit has been upgraded to four stages, including initial in-pit crushing of larger shale feed utilizing existing mobile mining equipment. These upgrades have facilitated higher rates and improved shale particle size distribution. The upgraded crushing circuit is now capable of sustaining rates of up to 300 tonnes per hour (120% of plant capacity) and has been thoroughly tested in the course of building up a crushed shale stockpile for the current run.

Oil Yield Improvements

Extensive analysis has been completed on hydrocarbon yield performance in the Stage 1 plant with encouraging results (Attachment 1).

Of particular significance is the confirmation in Stage 1 performance testing that a total liquid yield of 104.8% of the Modified Fischer Assay (MFA) can be achieved from Stuart oil with the ATP technology. "Total liquids" include propane and heavier hydrocarbons (referred to as C_3+ yield). This yield result confirms the initial design basis for the proposed Stage 3 commercial plant, which will include facilities to recover C_3+ liquids.

This is a significant result since confirmation of this target commercial yield level was not expected before the availability of Stage 2 operating experience.

Recovered liquid yield in the Stage 1 plant (primarily pentanes and heavier components or C_5+) has averaged 74.7% of MFA since start-up compared to a design of 92%. A significant part of this shortfall can be explained by operating procedures, particularly in 2002, which are focussed on maximising the yield of more valuable naphtha (which production attracts an excise tax rebate) compared to the original plant design. This in turn has increased the relative amounts of propane (C_4) and pentane (C_5) being produced as gas. However, other factors such as ATP retort zone temperature, shale particle size and residence time in the ATP have also influenced yield results.

Based on these insights, operational changes will be implemented in this next production run that are designed to increase both liquid and total hydrocarbon yields. Recent upgrades to the shale crushing circuit should reduce the amount of oversized particles, and directionally improve hydrocarbon recovery levels in the ATP. The ATP retort zone temperature will be optimised to increase liquid versus gas yield. Heavy oil recycle volumes from the hydrocarbon vapour scrubber will, where possible, be reduced to minimise petroleum coke losses.

4. 2002 OIL PRODUCTION OUTLOOK 400,000 BARRELS, A 72% INCREASE FROM 2001

To the end of October, oil production in 2002 totals 289,000 barrels.

In view of the revised schedule for start-up of the plant, the 2002 oil production outlook is now 400,000 barrels. This production outlook represents a 72% increase over 2001 volumes.

5. WORLEY/SPP STAGE 1 "LESSONS LEARNED" REPORT COMPLETED

Worley Pty Ltd (Worley) and SPP have jointly prepared a comprehensive 180-page report which documents SPP know-how gained in the development of the Stuart oil shale resource from a technical, operational and environmental management perspective.

Worley is an Australian based, global design and project services business. It is the largest engineering group in Australasia and employs over 4,000 people in 37 office locations worldwide in the Asia Pacific, Middle East and United States.

This confidential "Lessons Learned" report is being made available to potential joint venture partners to support their review of the Stuart participation opportunity. It complements and extends the independent engineering review completed by Worley in August 2001.

The report documents the learnings and steps taken to improve the length of plant production runs which have increased from less than one day in 1999 to 52 days in July/August 2002. Attachment 2 provides an overview of plant performance since commissioning began in early 1999.

A significant outcome from this review is confirmation that plant availability since start-up has been impacted primarily by equipment and procedures that are peripheral to the ATP. Less than 10% of plant shutdowns have been linked to the ATP.

This is a positive outcome from the standpoint of making additional progress in improving plant reliability. The majority of this peripheral equipment is standard to oil and mining operations and is amenable to relatively straight forward engineering solutions. To achieve the ultimate target of 80-85% availability for the Stage 1 plant, this equipment will continue to be upgraded as part of the Stage 1 optimisation program.

6. CASH POSITION

At the end of October 2002, the SPP Group had A$13.0 million of available funds under management. Funds remain conservatively invested with around 99% in cash and bills.

As a result of the longer than planned shutdown, the Company's year-end effective cash position (including oil product inventories and accounts receivable) is projected to be approximately A$7 million, which is A$1 million less than the 3 October estimate.

James D McFarland
Managing Director
19 November 2002

Note: This release contains forward-looking statements based on numerous assumptions. These assumptions are subject to a number of risks and uncertainties, many of which are beyond the control of the Company. Actual results may differ materially from those projected. The Company makes no representations or warranties with respect to the accuracy of the projections.

Level 11, Riverside Centre
123 Eagle Street, Brisbane Qld 4000 Australia
PO Box 7101
Riverside Centre, Brisbane Qld 4001 Australia

Ph: 61-7-3237-6600
Fax: 61-7-3237-6700
Email: info@sppcpm.com
Website: www.sppcpm.com

Attachment 1

HYDROCARBON YIELD FROM STUART OIL SHALE

Extensive data has been gathered in the Stage 1 plant to better understand the variables that impact oil and gas recovery performance, to improve the accuracy of predictive models and to establish operating guidelines that maximise oil and gas recovery from the shale.

Oil yield is typically defined as the ratio (expressed as a percentage) of the oil recovered in the plant compared to laboratory assays on shale samples using the Modified Fischer Assay (MFA) technique. The MFA technique recovers pentanes and heavier hydrocarbons (referred to as C_5+). Actual oil recovery at plant scale can be higher or lower than the laboratory MFA depending on the characteristics of the particular technology as well as the extent of facilities to recover lighter liquids from produced gas.

The design basis for the Stage 1 project is an oil shale feed with an average MFA ore grade of 172 LTOM (litres per tonne at zero percent moisture) over the project life, with an expected oil yield of 92% of MFA (by volume). This Stage 1 design yield is based on pilot plant studies carried out on Stuart shale in the late 1980's. The design oil yield assumes essentially complete recovery of C_5+ and very small amounts of available butane (C_4), with no facilities to recover residual C_4 and propane (C_3) from the gas.

Gas produced in the Stage 1 plant contains significant quantities of C_3 and C_4 that could be liquefied with suitable plant facilities. In this regard, the preliminary design for the Stage 3 commercial plant includes facilities to recover these liquids to achieve a total liquid yield (C_3+) of 105% of MFA.

C_3+ Yield

To obtain an accurate measure of total liquid yield (including C_3 and C_4 liquids that could be recovered from the gas), an intensively monitored Stage 1 plant performance test (or "full yield test window") was completed in September 2001. The results indicated that a C_3+ liquid yield of 104.8% of MFA could be achieved based on actual liquids recovered and the residual levels of C_4 and C_3 measured in the produced gas (Figure 1).

These are very encouraging results and confirm the current design basis for Stage 3.

C_5+ Yield

The Stage 1 plant has been designed to recover C_5+ and small amounts of C_4 as liquids. Ongoing liquid yield performance in Stage 1 reflects this yield basis.

Since operations began on Stage 1, the ore grade has averaged around 177 LTOM (Attachment 2). This result reflects various production run objectives and associated shale blends that have been higher and lower than the average design grade. For example, in August 2002 trials were completed on lower grade ore planned for Stage 2 and 3 to confirm commercial plan design parameters.

Recovered liquid yield in the Stage 1 plant (primarily C_5+) has averaged 74.7% of MFA since start-up compared to a design of 92%. The range in this yield is 70-81% measured in the 47 plant production runs completed to date. Yield (as a % of MFA) does not appear to be particularly sensitive to ore grade (over the range of ore grades expected in Stage 1) based on ATP pilot and Stage 1 plant performance to-date.

A significant part of this lower than planned C_5+ yield can be explained by operating procedures, which are focussed on maximising the yield of more valuable naphtha. This in turn has increased the relative amounts of C_4 and C_5 being produced as gas. However, other factors such as a larger shale particle size distribution, longer shale residence times in the ATP and lower ATP retort zone temperatures have also likely negatively impacted liquid yield. Lower than planned shale processing rates have had some influence on these parameters.

Analysis of these yield results has provided valuable insights to guide steps that are being taken to maximise liquid and gas yields and to minimise petroleum coke losses.

Figure 1 – Stuart Stage 1 Liquid Yield Comparisons


Liquid Yield as % MFA (by Volume)1.
110
100
90
80
70
60
50
40
30
20
10
0
104.5
10%
55%
35%
92.0
48%
52%
74.7
57%
43%
C3+
Performance Test
C5+ Yield
Design
Actual
Volume %
Liquified Petroleum Gases (C3 & C4)
Ultra Low Sulphur Naphtha (ULSN)
Light Fuel Oil (LFO)

1. *Excludes gas recovery which is used as a valuable plant fuel, replacing purchased gas.*

ATTACHMENT 2

STUART STAGE 1 DEMONSTRATION PLANT – PRODUCTION HISTORY

Year	Production Run #	Total Days on Shale	Longest Production Run (Days)	Wet Shale Processed (tonnes)	Oil Produced[1] (barrels)	Oil Recovery (bbl/wet tonne)	MFA Oil Yield[2] (LTOM)	Plant Oil Yield[3] (%MFA)	Shutdown Causes and Areas for Improvement[4]			
									Location		Type	
									ATP[5]	BoP[6]	Equipment[7]	Procedure[8]
1999	1-8	4.3	1	9,140	6,130	0.67	182	70.0	1	7	5	3
2000	9-17	19.0	5	65,960	37,600	0.57	182	70.0	1	8	6	3
2001	18-37	95.0	23	358,040	226,070	0.63	182	77.2	5	15	14	6
2002 End Oct	38-47	131.5	52	498,860	289,290	0.58	173	73.6	2	8	4	6
Total	**1-47**	**249.8**		**932,000**	**559,090**	**0.60**	**177**	**74.7**	**9**	**38**	**29**	**18**

Notes

1. Reflects slight variations from "booked" production volumes.
2. Stage 1 design feed is 172 LTOM (litres per tonne at zero percent moisture).
3. Stage 1 design oil yield (C_5+) is 92% of MFA (by volume). Actual results reflect focus on maximising naphtha yield (particularly in 2002 with signing of naphtha contract) which has increased the relative amounts of C_4 and C_5 being produced as gas.
4. Shutdown causes are dominated by equipment and procedures peripheral to the ATP. The majority of this peripheral equipment is standard to oil and mining operations. Relatively straight forward engineering solutions have been defined to increase availability.
5. "ATP" refers to the ATP processor, including the exit vapour pipe.
6. "BoP" (Balance of Plant) is defined as the remainder of the plant.
7. "Equipment" refers to a mechanical failure.
8. "Procedure" refers to an operational matter/procedure development.

SPP CPM

Chairman Mr Campbell Anderson

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com
Website: www.sppcpm.com

28 November 2002

COMPANY ANNOUNCEMENT

SPP RAISES A$10.2 MILLION

Southern Pacific Petroleum NL (SPP) advises that it has raised a total of A$10.2 million in new capital. This total includes A$6.7 million from a non-renounceable rights issue (announced on 14 October) and A$3.5 million from a private placement at the same issue price to some overseas shareholders and new investors. The proceeds from the private placement include A$1.0 million that will be settled in the first half of 2003.

It is expected that the allotment of the new shares and options will take place no later than 12 December.

The Directors regard this as a satisfactory result considering the existing difficult financial market conditions.

As indicated in the prospectus, these new funds will be applied to working capital and effectively increase SPP's estimated available funds, on a pro forma basis, to A$20 million at 30 November (including the estimated value of oil product inventories of A$3 million). This cash position provides SPP with financial flexibility to continue its program to identify joint venture partners and other forms of financing to progress development of the Stuart Project. Discussions are continuing with a number of interested Asian and North American resource companies and other potential investors.

A program to reduce corporate expenditures in order to conserve cash is being implemented. The operation of the Stage 1 plant and the program to secure new partners and other forms of financing will receive top priority.

For further information, please contact:
Nick Maher
Phone : 07 3237 6608
Mobile: 0408 386 414

SOUTHERN PACIFIC PETROLEUM N.L.

ANNOUNCEMENT

The Directors advise of the allotment on 22 November 2002 of 175,225 Ordinary Shares in the Equity Participation Scheme in accordance with Article 5A of the Company's Constitution. This represents an issue to employees in relation to existing Equity Participation Scheme commitments.

The shares were allotted at an issue price of $0.29 each, which was the ASX Last Sale price on Thursday 21 November 2002, and paid to 1 cent per share on allotment, the balance to be paid on the Relevant Date as described in Article 5A of the Constitution.

The Equity Participation Scheme shares are not listed.

While equity participation shares are not used for fundraising purposes, any proceeds received on issue of these shares will be used to meet general funding requirements of the company.

Total unquoted Equity Participation Shares (paid to either 1 cent each or 0.375 cents each) will now be 51,730,387.

V. H. Kuss
Company Secretary

SOUTHERN PACIFIC PETROLEUM N.L.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Equity participation shares paid to 1 cent
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	175,225
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	These equity participation shares were issued in accordance with Article 5A of the Company's constitution. They were allotted at an issue price of $0.29 per share (paid to 1 cent each).

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No Issue was made in accordance with Article 5A of the Company's constitution	
5	Issue price or consideration	175,225 shares each paid to 1 cent (consideration of $1,752.25)	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	While equity participation shares are not used for fundraising purposes, any proceeds received on issue of these shares will be used to meet general funding requirements of the company.	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22/11/02	

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) **Note: This does not include the estimate of shares and options to be issued in accordance with the Rights Issue (Appendix 3B lodged on 17/10/02)**	378,675,862 2,562,747	Ordinary Fully Paid Ordinary Shares paid to 10 cents

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	28,824,385	Equity Participation Shares paid to 1 cent
		22,906,002	Equity Participation Shares paid to 0.375 cents
		246,304	Ordinary Shares paid to 40.616 cents (9.384 cents unpaid)
		4,550,000	Convertible Unsecured Notes at $3.30 per note
		12,500,000	Options expiring on 20/04/2006 (Exercise price of $1.25)
		12,331,656	Options expiring on 20/04/2006 (Exercise price of $1.2669)
		14	Guarantee Facility Options over maximum 26,907,932 fully paid ordinary shares
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/a	

Part 2 - Bonus issue or pro rata issue

Not Bonus or Pro Rata Issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

Not applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities No New Class of Securites

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date:..28/11/02...........
(Director/Company secretary)

Print name: ...V H Kuss..

== == == == ==

SPP CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

STUART PROJECT UPDATE
Report No. 30 - 29 November 2002

Southern Pacific Petroleum NL (SPP) advises that shale processing operations have been interrupted following a compressor trip on the morning of 28 November. The plant is being cooled down and equipment inspections will be undertaken over the weekend. The results of these inspections are expected to be available by 2 December. Another update will be provided following a review of these results.

Prior to this compressor trip, oil production operations had resumed as planned on 23 November following completion of an extensive maintenance and plant upgrading program. Oil production rates had been ramped up to 2,300 barrels per day by 26 November.

James D McFarland
Managing Director
29 November 2002

Note: This release contains forward-looking statements based on numerous assumptions. These assumptions are subject to a number of risks and uncertainties, many of which are beyond the control of the Company. Actual results may differ materially from those projected. The Company makes no representations or warranties with respect to the accuracy of the projections.

Level 11, Riverside Centre
123 Eagle Street, Brisbane Qld 4000 Australia
PO Box 7101
Riverside Centre, Brisbane Qld 4001 Australia

Ph: 61-7-3237-6600
Fax: 61-7-3237-6700
Email: info@sppcpm.com
Website: www.sppcpm.com

SOUTHERN PACIFIC PETROLEUM N.L.

ANNOUNCEMENT

The Directors advise of the allotment on 29 November 2002 of 19,331,443 Fully Paid Ordinary Shares and 19,331,443 Options to acquire fully paid ordinary shares. This represents the issue of shares in respect of the Company's Rights Issue.

A further announcement in respect of a private placement made at the same issue price to overseas shareholders and new investors will be made next week once those securities have been allotted.

V. H. Kuss
Company Secretary

SOUTHERN PACIFIC PETROLEUM N.L.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	19,331,443
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Securities are fully paid ordinary shares and have all the rights attaching to ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes Full participation from 29/11/02
5	Issue price or consideration	$0.35 each new share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The proceeds of the rights issue will be applied to working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29/11/2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	398,007,305	Ordinary Fully Paid
		2,562,747	Ordinary Shares paid to 10 cents
		19,331,443	Options expiring on 19/11/2004 (Exercise price of $0.55).

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	28,824,385	Equity Participation Shares paid to 1 cent
		22,906,002	Equity Participation Shares paid to 0.375 cents
		246,304	Ordinary Shares paid to 40.616 cents (9.384 cents unpaid)
		4,550,000	Convertible Unsecured Notes at $3.30 per note
		12,500,000	Options expiring on 20/04/2006 (Exercise price of $1.25)
		12,331,656	Options expiring on 20/04/2006 (Exercise price of $1.2669)
		14	Guarantee Facility Options over maximum 26,907,932 fully paid ordinary shares

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Full participation from date of allotment.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

No

12 Is the issue renounceable or non-renounceable?

Non-Renounceable

13 Ratio in which the +securities will be offered

1 new fully paid ordinary share (accompanied by 1 new option) for each relevant security held

14 +Class of +securities to which the offer relates

Southern Pacific Petroleum NL:
- Fully paid ordinary shares,
- Partly paid shares,
- Equity Participation shares,
- Convertible Notes; and

Central Pacific Minerals NL:
- Deferred under Scheme of Arrangement
  - Fully paid ordinary shares,
  - Partly paid shares,
  - Equity Participation shares,
- Convertible Notes.

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	25/10/02
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	No
17	Policy for deciding entitlements in relation to fractions	Rounded up to the next whole number
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Entitlement and Acceptance Forms were only sent to securityholders registered in Australia, New Zealand, Hong Kong and Papua New Guinea. The prospectus was sent to other overseas shareholders for information purposes only.
19	Closing date for receipt of acceptances or renunciations	21/11/02 except for Participating organisations. 26/11/02 for Participating Organisations.
20	Names of any underwriters	Not underwritten
21	Amount of any underwriting fee or commission	N/a – not underwritten
22	Names of any brokers to the issue	Wilson HTM Corporate Finance Ltd is acting as Lead Manager
23	Fee or commission payable to the broker to the issue	Management fee of 1.5% of total funds raised under the rights issue
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Wilson HTM will also receive a selling fee of 4% of total funds raised out of which they will pay a handling fee to members of the ASX in respect of valid acceptances bearing their stamp.
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/a – approval not required
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	30/10/02

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	As above
28	Date rights trading will begin (if applicable)	N/a – non – renounceable
29	Date rights trading will end (if applicable)	N/a – non – renounceable
30	How do +security holders sell their entitlements *in full* through a broker?	N/a – non – renounceable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/a – non – renounceable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/a – non – renounceable
33	+Despatch date	29/11/02

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities <u>No New Class of Securites</u>

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ..29 November.2002...
(Director/Company secretary)

Print name: ...V H Kuss...

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options over fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	19,331,443
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Securities are options over fully paid ordinary shares. Exercise Price: $0.55 each Expiry Date: 19/11/2004

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No, options do not rank equally with an existing class of quoted securities. Shares issued pursuant to the exercise of options will rank pari passu with existing fully paid ordinary shares from the date of issue of those shares. Options do not have the rights attaching to ordinary shares.
5	Issue price or consideration	Options are issued for nil consideration in conjunction with shares issued in accordance with a rights issue, the terms of which are set out in a prospectus dated 14/10/02.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The proceeds of the rights issue will be applied to working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29/11/2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
398,007,305	Ordinary Fully Paid
2,562,747	Ordinary Shares paid to 10 cents
19,331,443	Options expiring on 19/11/2004 (Exercise price of $0.55)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	28,824,385	Equity Participation Shares paid to 1 cent
		22,906,002	Equity Participation Shares paid to 0.375 cents
		246,304	Ordinary Shares paid to 40.616 cents (9.384 cents unpaid)
		4,550,000	Convertible Unsecured Notes at $3.30 per note
		12,500,000	Options expiring on 20/04/2006 (Exercise price of $1.25)
		12,331,656	Options expiring on 20/04/2006 (Exercise price of $1.2669)
		14	Guarantee Facility Options over maximum 26,907,932 fully paid ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/a.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	No
12	Is the issue renounceable or non-renounceable?	Non-Renounceable
13	Ratio in which the +securities will be offered	1 new fully paid ordinary share (accompanied by 1 new option) for each relevant security held
14	+Class of +securities to which the offer relates	Southern Pacific Petroleum NL: • Fully paid ordinary shares, • Partly paid shares, • Equity Participation shares, • Convertible Notes; and Central Pacific Minerals NL: • Deferred under Scheme of Arrangement - Fully paid ordinary shares, - Partly paid shares, - Equity Participation shares, • Convertible Notes.

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	25/10/02
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	No
17	Policy for deciding entitlements in relation to fractions	Rounded up to the next whole number
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Entitlement and Acceptance Forms were only sent to securityholders registered in Australia, New Zealand, Hong Kong and Papua New Guinea. The prospectus was sent to other overseas shareholders for information purposes only.
19	Closing date for receipt of acceptances or renunciations	21/11/02 except for Participating organisations. 26/11/02 for Participating Organisations.
20	Names of any underwriters	Not underwritten
21	Amount of any underwriting fee or commission	N/a – not underwritten
22	Names of any brokers to the issue	Wilson HTM Corporate Finance Ltd is acting as Lead Manager
23	Fee or commission payable to the broker to the issue	Management fee of 1.5% of total funds raised under the rights issue
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Wilson HTM will also receive a selling fee of 4% of total funds raised out of which they will pay a handling fee to members of the ASX in respect of valid acceptances bearing their stamp.
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/a – approval not required
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	30/10/02

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	As above
28	Date rights trading will begin (if applicable)	N/a – non – renounceable
29	Date rights trading will end (if applicable)	N/a – non – renounceable
30	How do +security holders sell their entitlements *in full* through a broker?	N/a – non – renounceable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/a – non – renounceable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/a – non – renounceable
33	+Despatch date	29/11/02

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☒ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders – **Refer Attachment A Attached**

36 ☒ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over – **Refer Attachment A Attached**

37 ☐ A copy of any trust deed for the additional +securities – **Not Applicable**

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:29 November.2002..
(Director/Company secretary)

Print name: ...V H Kuss..

== == == == ==

+ See chapter 19 for defined terms.

Attachment A

Top 20 Option Holders issued on 29 November 2002 in accordance with Rights Issue:

	Name	Number	%
1	ANZ Nominees Limited	4,669,803	24.16
2	Cybele Nominees Pty Ltd	876,668	4.53
3	C. M. Abbott Pty Limited	741,217	3.83
4	Rubicon Nominees Pty Ltd	569,610	2.95
5	National Nominees Limited	466,695	2.41
6	Kanaird Investments Pty Ltd	430,000	2.22
7	Kanaird Investments Pty Ltd (Sutherland Rocklea A/C)	310,000	1.60
8	Mr C.M. Anderson & Mrs S.M. Anderson (CMA Pension Fund A/c)	300,000	1.55
9	Mrs P.J. Wilson	300,000	1.55
10	Mr J. McFarland	285,715	1.48
11	Westpac Custodian Nominees Limited	273,726	1.42
12	J.A. McFarlane	214,286	1.11
13	Dauntless Enterprises Pty Ltd	200,771	1.04
14	Bagata Pty Ltd (Sandy Corrie Family A/c)	200,000	1.03
15	Bond Street Custodians Limited (KNE - NS0255 A/c)	200,000	1.03
16	Omah Nominees Pty Ltd (The PJH Account)	200,000	1.03
17	Bow Lane Nominees Pty Ltd	185,308	0.96
18	Mr N. Belknap	168,800	0.87
19	Mr B.C. Whiley	154,187	0.80
20	Mr. V.H. Kuss	149,631	0.77
	Total	**10,896,417**	**56.37**

Option Holder Distribution

The distribution of these options at the time of allotment are:

No. Options	No. of Option Holders
1 - 1,000	219
1,001 - 5,000	364
5,001 - 10,000	140
10,001 - 50,000	154
50,001 - 100,000	26
100,001 and over	28
Total	931